Exhibit 99.9 Appendix 3X Initial Director’s Interest Notice

Rule 3.19A.1
Appendix 3X

Initial Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity	James Hardie Industries plc
ABN	49 097 829 895

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Jesse Singh
Date of appointment	1 July 2025

Part 1 - Director’s relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities

1,148,682 fully paid ordinary shares

1,964,149 options exercisable at US$11.23 and expiring 16 June 2030

113,265 options exercisable at US$16.73 and expiring 4 December 2030

86,830 options exercisable at US$20.12 and expiring 19 November 2031

190,835 options exercisable at US$9.85 and expiring 12 December 2032

107,728 options exercisable at US$18.62 and expiring 15 December 2033

71,474 options exercisable at US$26.12 and expiring 15 December 2034

+ See chapter 19 for defined terms.

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Appendix 3X Initial Director’s Interest Notice

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest
Note: Provide details of the circumstances giving rise to the relevant interest.

The Linda Singh Revocable Trust, Director and spouse as co-trustees

The Linda S.R. Singh Family Trust, Director as trustee

The Jesse Singh 2016 Irrevocable Trust, Director’s spouse as trustee

The Jesse Singh 2024 Trust, Director as grantor-trustee

The Jesse G. Singh Revocable Trust, Director and spouse as co-trustees
Number & class of Securities 116,022 fully paid ordinary shares 242,775 fully paid ordinary shares 240,616 fully paid ordinary shares 103,400 fully paid ordinary shares 9,798 fully paid ordinary shares

Part 3 – Director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest	Not applicable
Name of registered holder (if issued securities)	Not applicable
Date of change	Not applicable

'+ See chapter 19 for defined terms.

11/3/2002        Appendix 3X Page 2